CUSIP No. 686164 10 4	Page 1 of 13 Pages

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 _____________________
SCHEDULE 13G (Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b) (Amendment No. 1)[1]
Orexigen Therapeutics, Inc.
(Name of Issuer)
Common Stock, $.001 par value
(Title of Class of Securities)
686164 10 4
(CUSIP Number)
December 31, 2008
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

_______________________

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 686164 10 4	Page 2 of 13 Pages

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Domain Partners V, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	3,543,832 shares of Common Stock
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	3,543,832 shares of Common Stock
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	3,543,832 shares of Common Stock
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9)	10.3%
12)	Type of Reporting Person	PN

CUSIP No. 686164 10 4	Page 3 of 13 Pages

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	DP V Associates, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	83,975 shares of Common Stock
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	83,975 shares of Common Stock
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	83,975 shares of Common Stock
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9)	0.2%
12)	Type of Reporting Person	PN

CUSIP No. 686164 10 4	Page 4 of 13 Pages

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Domain Partners VII, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	482,064 shares of Common Stock
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	482,064 shares of Common Stock
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	482,064 shares of Common Stock
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9)	1.4%
12)	Type of Reporting Person	PN

CUSIP No. 686164 10 4	Page 5 of 13 Pages

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	DP VII Associates, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	8,237 shares of Common Stock
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	8,237 shares of Common Stock
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	8,237 shares of Common Stock
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9)	less than 0.1%
12)	Type of Reporting Person	PN

CUSIP No. 686164 10 4	Page 6 of 13 Pages

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Domain Associates, L.L.C.
2)	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	1,963 shares of Common Stock
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	1,963 shares of Common Stock
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	1,963 shares of Common Stock
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9)	less than 0.1%
12)	Type of Reporting Person	OO

CUSIP No. 686164 10 4	Page 7 of 13 Pages

Amendment No. 1 to Schedule 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission on February 7, 2008 (the “Schedule 13G”). Terms defined in the Schedule 13G are used herein as so defined.

The following Items of the Schedule 13G are hereby amended and restated as follows:

Item 2(a)	–	Name of Person Filing:

This statement is being filed by Domain Partners V, L.P., a Delaware limited partnership (“Domain V”), DP V Associates, L.P., a Delaware limited partnership (“DP V A”), Domain Partners VII, L.P., a Delaware limited partnership (“Domain VII”), DP VII Associates, L.P., a Delaware limited partnership (“DP VII A”), and Domain Associates, L.L.C., a Delaware limited liability company ("DA") (collectively, the “Reporting Persons”).

Item 2(c)	–	Place of Organization:

Domain V: Delaware

DP V A: Delaware

Domain VII: Delaware

DP VII A: Delaware

DA: Delaware

Item 4	–	Ownership.

(a)	Amount Beneficially Owned:

Domain V: 3,543,832 shares of Common Stock
DP V A: 83,975 shares of Common Stock
Domain VII: 482,064 shares of Common Stock
DP VII A: 8,237 shares of Common Stock
DA: 1,963 shares of Common Stock

(b) Percent of Class:

Domain V: 10.3%
DP V A: 0.2%
Domain VII: 1.4%
DP VII A: less than 0.1%
DA: less than 0.1%

(c)	Number of shares as to which such person has:

CUSIP No. 686164 10 4	Page 8 of 13 Pages

(i)	sole power to vote or to direct the vote:

Domain V: 3,543,832 shares of Common Stock
DP V A: 83,975 shares of Common Stock
Domain VII: 482,064 shares of Common Stock
DP VII A: 8,237 shares of Common Stock
DA: 1,963 shares of Common Stock

(ii) shared power to vote or to direct the vote: -0-

(iii) sole power to dispose or to direct the disposition of:

Domain V: 3,543,832 shares of Common Stock
DP V A: 83,975 shares of Common Stock
Domain VII: 482,064 shares of Common Stock
DP VII A: 8,237 shares of Common Stock
DA: 1,963 shares of Common Stock

(iv) shared power to dispose or to direct the disposition of: -0-

Item 8 –	Identification and Classification of Members of the Group:

See Exhibit 2.

CUSIP No. 686164 10 4	Page 9 of 13 Pages

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DOMAIN PARTNERS V, L.P.
By:	One Palmer Square Associates V, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP V ASSOCIATES, L.P.
By:	One Palmer Square Associates V, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DOMAIN PARTNERS VII, L.P.
By:	One Palmer Square Associates VII, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP VII ASSOCIATES, L.P.
By:	One Palmer Square Associates VII, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DOMAIN ASSOCIATES, L.L.C.
By:	/s/ Kathleen K. Schoemaker
Managing Member

CUSIP No. 686164 10 4	Page 10 of 13 Pages

Dated: February 3, 2009

CUSIP No. 686164 10 4	Page 11 of 13 Pages

AGREEMENT OF

DOMAIN PARTNERS V, L.P.,

DP V ASSOCIATES, L.P.,

DOMAIN PARTNERS VII, L.P.,

DP VII ASSOCIATES, L.P.

AND

DOMAIN ASSOCIATES, L.L.C.

PURSUANT TO RULE 13d-1(f)

The undersigned hereby agree that the Information Statement on Schedule 13G to which this Agreement is annexed as Exhibit 1 is filed on behalf of each of them in accordance with provisions of 13d-1(f) under the Securities Exchange Act of 1934, as amended.

DOMAIN PARTNERS V, L.P.
By:	One Palmer Square Associates V, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP V ASSOCIATES, L.P.
By:	One Palmer Square Associates V, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DOMAIN PARTNERS VII, L.P.
By:	One Palmer Square Associates VII, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member

CUSIP No. 686164 10 4	Page 12 of 13 Pages

DP VII ASSOCIATES, L.P.
By:	One Palmer Square Associates VII, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DOMAIN ASSOCIATES, L.L.C.
By:	/s/ Kathleen K. Schoemaker
Managing Member

Dated: February 3, 2009

CUSIP No. 686164 10 4	Page 13 of 13 Pages

EXHIBIT 2

Identification and Classification

of Members of the Group

Domain Partners V, L.P., DP V Associates, L.P., Domain Partners VII, L.P., DP VII Associates, L.P.and Domain Associates, L.L.C. are filing this statement on Schedule 13G as a group.

Domain Partners V, L.P. is a Delaware limited partnership. Its sole general partner is One Palmer Square Associates V, L.L.C., a Delaware limited liability company.

DP V Associates, L.P. is a Delaware limited partnership. Its sole general partner is One Palmer Square Associates V, L.L.C., a Delaware limited liability company.

Domain Partners VII, L.P. is a Delaware limited partnership. Its sole general partner is One Palmer Square Associates VII, L.L.C., a Delaware limited liability company.

DP VII Associates, L.P. is a Delaware limited partnership. Its sole general partner is One Palmer Square Associates VII, L.L.C., a Delaware limited liability company.

Domain Associates, L.L.C. is a Delaware limited liability company.